UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-39098

PARANOVUS ENTERTAINMENT TECHNOLOGY LTD.

1177 6th Avenue, Floor 5

New York, NY 10036

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Change in Registrant’s Certifying Accountant

On June 26, 2026, of the audit committee (the “Committee”) of the board of directors (the “Board”) of Paranovus Entertainment Technology Ltd.’s (the “Company”), has resolved to accept the resignation of HHL LLP (the “Former Auditor”) as the Company’s independent registered public accounting firm, effective on June 26, 2026, and to appoint HCL, PLLC (the “New Auditor”) to serve as its independent registered public accounting firm, effective on June 26, 2026.

Since the Former Auditor’s appointment on October 19, 2025 and up to June 26, 2026, the Former Auditor has not issued any report on the financial statements of the Company and has neither provided any adverse opinion or qualifications on the Company’s financial statements nor had a disagreement with the Company since their engagement on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference to the subject matter thereof in its reports for such fiscal years and interim period.

During the two most recent fiscal years ended March 31, 2026 and 2025, and through the subsequent interim period preceding the release, there was no “reportable event” within the meaning of Item 16F(a)(1)(v) of Form 20-F.

The Company has provided the Former Auditor with a copy of this report prior to its filing with the U.S. Securities and Exchange Commission (the “SEC”). The Former Auditor has provided a letter to us, dated June 26, 2026 and addressed to the SEC, which is attached hereto as Exhibit 16.1 and is hereby incorporated herein by reference.

During the two most recent fiscal years ended March 31, 2026 and 2025, and any subsequent interim periods prior to the engagement of the New Auditor, neither the Company, nor someone on behalf of the Company, has consulted New Auditor regarding (i) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; (ii) the type of audit opinion that might be rendered on the Company’s financial statements by the New Auditor in either case where written or oral advice provided by the New Auditor would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or (iii) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Entry Into Material Definitive Agreements

On June 30, 2026, the Company, entered into a securities purchase agreement (the “Securities Purchase Agreement”) with Happy Group Inc., a Cayman Islands company and an existing shareholder of the Company, which is wholly owned by the Company’s Chairwoman of the board of directors, Minzhu Xu (“Affiliate”). Pursuant to the Securities Purchase Agreement, the Affiliate agreed to subscribe for and purchase from the Company, and the Company agreed to issue and sell to the Affiliate, an aggregate of 12,500 Class B ordinary shares of the Company, par value US$0.0012 per share (“Class B Ordinary Shares”), for a purchase price of US$8.00 per share, representing 130% of the closing price of the Class A ordinary shares of the Company, par value $0.0012 each (“Class A Ordinary Shares”, collectively with Class B Ordinary Shares, the “Ordinary Shares”), as of June 29, 2026, as reported on Nasdaq.com. The gross proceeds from this offering are $100,000. The 12,500 Class B Ordinary Shares are issued in accordance with Regulation S under the Securities Act of 1933, as amended.

The transaction contemplated by the Securities Purchase Agreement was closed on July 2, 2026. The entry into the Securities Purchase Agreement and the consummation of the transaction contemplated thereby have been approved by the Company’s audit committee of the board of directors on June 30, 2026.

Immediately following the closing of the transaction contemplated by the Securities Purchase Agreement, Minzhu Xu, through Happy Group Inc., beneficially owns 4 Class A Ordinary Shares and 12,739 Class B Ordinary Shares, representing approximately 54.32% of the aggregate voting power of the Company’s outstanding Ordinary Shares.

The foregoing summary of the Securities Purchase Agreement is subject to, and qualified in its entirety by, such document. A copy of the Securities Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Paranovus Entertainment Technology Limited

Date: July 6, 2026	By:	/s/ Xiaoyue Zhang
	Name:	Xiaoyue Zhang
	Title:	Chief Executive Officer

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EXHIBIT INDEX

Exhibit No.	Description
10.1	Securities Purchase Agreement dated June 30, 2026 by and between Paranovus Entertainment Technology Group LTD and Happy GROUP Inc
16.1	Letter from HHL LLP to the U.S. Securities and Exchange Commission, dated June 26, 2026